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February 25, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549


Gentlemen:

We have read Item 4 of Form 8-K/A (dated February 23, 2004), of Celeritek
Inc. and are in agreement with the statements contained in the first three paragraphs and the first sentence of the sixth paragraph on page 2 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

                                          /s/ Ernst & Young LLP